Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of March 31, 2020 and December 31, 2019 and results of operations for the three months ended March 31, 2020 and 2019. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2020, included elsewhere in this report, and our annual report for the year ended December 31, 2019 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent novel coronavirus outbreak (“COVID-19”); the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with a global pandemic caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole direct investments are a 50% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”) and an interest in BP US REIT LLC. As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. The partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the chief operating decision maker (“CODM”) and investors. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share, (“BPYU Units”) of Brookfield Property REIT Inc. (“BPYU”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3 (“Preferred Equity Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We present the Exchange LP Units as a component of non-controlling interests. BPYU Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPYU Units as a component of non-controlling interest.

This MD&A includes financial data for the three months ended March 31, 2020 and includes material information up to May 11, 2020. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
        We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 22,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	136 premier properties	●	122 best-in-class malls and urban retail properties
●	93 million square feet	●	120 million square feet
●	93% occupancy	●	95% occupancy
●	8.5 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and/or properties with significant value-add opportunities.

INVESTMENT STRATEGY
 Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target to earn core plus total returns on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that are expected to generate same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we enhance the returns on our stable properties through an active development and redevelopment pipeline that earns higher unlevered returns on construction costs. We currently have approximately 12 million square feet of active development projects underway with another 6 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect this portion of our balance sheet to contribute meaningfully to earnings growth in our Core businesses as projects reach completion and begin to contribute rental revenue to our earnings.

        Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from gains recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these realized gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.
Overall, our goal is to be the leading global owner and operator of high-quality real estate, generating an attractive total return for our Unitholders comprised of: a current yield supported by stable cash flow from a diversified portfolio; distribution growth in-line with earnings growth; and capital appreciation of our asset base. We operate our business to achieve these objectives with a long term view and will continue to make decisions with that in mind, however, we will caution you that in light of the COVID-19 pandemic and its impact on the global economy, we may be unable to achieve these objectives in the near term. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

        We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to earn attractive returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Despite the recent economic disruption caused by COVID-19, we expect that the high quality nature of our stabilized properties and associated cash flows will continue to be in demand from investors, although our ability to execute on these recycling of capital initiatives will likely be impacted in the short term. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of healthy distributions and appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and distributions from return of capital and realization events from our LP Investments portfolio, we expect to be able to increase distributions to Unitholders to provide them with an attractive total return on their investment. As noted above, however, we may be unable to increase our cash flows in the near term and as a result may be unable to increase our distributions as anticipated.

We consider the following items to be important drivers of our current and anticipated financial performance, however the impact of COVID-19, which is currently unknown, could limit our potential to achieve these measures:

•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•debt capital at a cost and on terms conducive to our goals;
•equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).
•Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units FV LTIP Units and BPYU Units.

        NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 13.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 13 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 13.

        Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 13 and Equity attributable to Unitholders to total equity on page 16.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties
We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office and retail assets are typically valued using a discounted cash flow methodology while our multifamily, self-storage, triple net lease, manufactured housing, student housing and logistics assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 94% occupancy level and an average 6.9 year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, we believe that there is increased uncertainty to input factors on our fair value of investment properties, including capitalization rates and discount rates, due to a lack of market transactions since early March 2020. For the majority of our valuations as of March 31, 2020, we have made general assumptions to sensitize our cash flows based on our expected scenarios which are anticipated to occur over the near and mid-term period. We have assessed each of our asset classes to determine the level of impact on cash flows after taking into account upcoming quarter rent collection rates, renewal percentages, and the credit quality of our tenant base. It is likely that there will be further cash flow and valuation metric changes in future periods as new information related to the pandemic is understood, including the continued impact on our tenants as well as the evolution of government restrictions and travel limitations.

Hospitality properties
Our hospitality properties, including intangible assets, are carried at cost except for the property, plant and equipment which is re-valued annually, at December 31, using a depreciated replacement cost approach. Revaluation increases are generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. These assets are classified as property, plant and equipment and are depreciated each quarter during a calendar year.

The hospitality sector has had the most immediate and acute impact from COVID-19 as the majority of our hospitality investments were closed, and currently remain closed, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, we have identified an impairment indicator and have performed an impairment test for each hospitality investment based on revised cash flows and valuation metrics. More information on the valuation and impairment of these assets is included in Note 5, Property, Plant And Equipment.

Valuation methodology
All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process. Due to uncertainty surrounding COVID-19, the volatility of current markets, pace and size of government policy responses and the lack of private market transactions, for the current period, the vast majority of discount rates and terminal cap rates are consistent with year-end rates. Management considered changes to risk-free borrowing rates as well as downward changes to property level cash flows built into the models which management believes at this time addresses future cash flow risks.

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended March 31, 2020, we obtained external appraisals of 26 of our properties representing a gross property value of $14 billion (or 8% of the portfolio). These external appraisals were within less than 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values. It is important to note that all of the appraisals performed during the current quarter were done prior to the declaration of the global pandemic. Management has since revisited these valuations to ensure that they appropriately reflect the impact of recent COVID-19 related events.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 16.

The COVID-19 pandemic has spread globally, and actions taken in response to COVID-19 have interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor markets. Accordingly, we caution you that our financial position and consolidated performance as of and for the periods presented below may not be indicative of our results in future periods as a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy.

        The following acquisitions and dispositions affected our consolidated results for the three months ended March 31, 2020 and 2019:
In our Core Office segment:
•In the fourth quarter of 2019, we acquired an incremental 50% interest in One and Two London Wall Place in London for approximately £177 million ($229 million) and as a result, gained control. These assets were previously accounted for under the equity method and are now consolidated.

•In the fourth quarter of 2019, we sold our interest in Jessie Street Centre in Sydney for approximately A$412 million ($282 million) and a realized gain of approximately A$82 million ($56 million).

•In the third quarter of 2019, we sold our interest in the Darling Park office complex in Sydney for approximately A$638 million ($438 million) and a realized gain of approximately A$247 million ($169 million). We sold 3 Spring Street in Sydney for approximately A$173 million ($119 million) and a realized gain of approximately A$98 million ($67 million).

•In the second quarter of 2019, we sold our interest in 2001 M Street in Washington, D.C. for approximately $121 million and realized a gain of approximately $32 million.

In our Core Retail segment:
•In the fourth quarter of 2019, we acquired our joint venture partner’s incremental interest in four properties including Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, and Shops at Merrick Park in Florida, bringing our ownership in each of the malls to 100%. Concurrently, we sold our interest in Bridgewater Commons in New Jersey to the joint venture partner. Prior to the acquisition of the four assets, our joint venture interest was accounted for under the equity method and is now consolidated.

•In the third quarter of 2019, we acquired an incremental 49.7% interest in 730 Fifth Avenue in New York for approximately $779 million. Prior to the acquisition, our 50% joint venture interest was reflected as an equity accounted investment. As a result, we gained control of the investment and will consolidate its results.

In our LP Investments segment:
•In the first quarter of 2020, we sold an office asset in California in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund for approximately $131 million and a realized gain of approximately $58 million.

•In the fourth quarter of 2019, we sold five multifamily assets in the United States in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund for approximately $1.1 billion and a realized gain of approximately $203 million.

•In the third quarter of 2019, we sold a portfolio of triple-net lease assets in the U.S. in the BSREP I fund, for approximately $585 million and a realized gain of approximately $36 million.

•In the second quarter of 2019, we sold a portfolio of office assets in California in the BSREP I fund, for approximately $270 million and a realized gain of approximately $114 million.

•In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, we had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, we reduced our commitment to $1.0 billion, representing a 7% non-voting position. As a result, we lost control and deconsolidated our investment in the fund.

For the purposes of the following comparison discussion between the three months ended March 31, 2020 and 2019, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Summary Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Net (loss) income	$(373)	$713
Net (loss) income attributable to Unitholders(1)	(486)	333
NOI(1)	1,000	1,123
FFO(1)	274	258
Company FFO(1)	309	307
(1)  This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

        Net income for the three months ended March 31, 2020 decreased to $(373) million from $713 million for the same period in prior year. Net income per unit attributable to Unitholders for the three months ended March 31, 2020 was $(0.49) compared with $0.32 in the prior year. The decrease is primarily attributable to fair value losses in our Core Retail portfolio which reflects updated cash flow assumptions on a sensitized basis relating to COVID-19 and mark-to-market losses on derivatives.

FFO increased slightly to $274 million during the three months ended March 31, 2020 compared with $258 million during the same period in the prior year. The increase was driven by other investment income earned on the sale of two financial assets in Core Retail and lower interest expense due to impact of the historically low interest rates environment on our variable debt obligations. These increases were partially offset by lower NOI from our hospitality portfolio, due to COVID-19 related closures primarily at the Atlantis Paradise Island resort (“Atlantis”) in the Bahamas, property dispositions since prior year and the negative impact of foreign currency translation.

The economic impact of COVID-19 did not materially impact our commercial property revenue earned in the quarter, however our hospitality assets did experience a significant slowing of operations in the month of March 2020 due to travel restrictions and stay-at-home orders as a direct result of COVID-19. While our commercial property revenues were not immediately impacted by the pandemic, near term cash flows have been impacted and future revenues and cash flows produced by these operating properties are more uncertain than normal as a result of the rapid impact to the global economy in response to measures put in place to control the pandemic. We have reflected in our operating results through fair value gains (losses) our estimate of near term disruptions to cash flows to reflect collections, lower vacancy and assumptions on new leasing.

Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Commercial property revenue	$1,404	$1,474
Hospitality revenue	366	491
Investment and other revenue	130	108
Total revenue	1,900	2,073
Direct commercial property expense	480	522
Direct hospitality expense	290	320
Investment and other expense	4	10
Interest expense	709	746
Depreciation and amortization	87	85
General and administrative expense	196	223
Total expenses	1,766	1,906
Fair value gains (losses), net	(310)	370
Share of earnings from equity accounted investments	(36)	264
Income before taxes	(212)	801
Income tax expense (benefit)	161	88
Net (loss) income	$(373)	$713
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	113	380
Net (loss) income attributable to Unitholders(1)	$(486)	$333
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Mar. 31,
(US$ Millions, except per unit information)	2020	2019
Net (loss) income	$(373)	$713
Less: Non-controlling interests	113	380
Less: Preferred unit dividends	9	—
Net (loss) income attributable to Unitholders - basic(1)	$(495)	$333
Dilutive effect of conversion of options(2)	—	6
Net (loss) income attributable to Unitholders - diluted	$(495)	$339

Weighted average number of units outstanding - basic(1)	1,013.5	1,040.8
Conversion of options(2)	—	20.8
Weighted average number of units outstanding - diluted	1,013.5	1,061.6
Net (loss) income per unit attributable to Unitholders - basic(1)(3)	$(0.49)	$0.32
Net (loss) income per unit attributable to Unitholders - diluted(3)	$(0.49)	$0.32
(1)Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.
(2)The effect of the conversion of options is anti-dilutive for the three months ended March 31, 2020.
(3)Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

Commercial property revenue and direct commercial property expense

Commercial property revenue

1,404
1,474
549
663
371
340
484
471
($ Millions)
YTD 2020
YTD 2019
Core Office
Core Retail
LP Investments

Commercial property expense
($ Millions)
480
522
175
106
199
223
97
202
YTD 2020
YTD 2019
Core Office
Core Retail
LP Investments

For the three months ended March 31, 2020, commercial property revenue decreased by $70 million compared to the same period in the prior year due to the deconsolidation of BSREP III investments contributing nil in the current period compared to $87 million in the prior period, property dispositions and the negative impact of foreign currency translation. These decreases were partially offset by investment activity, the substantial completion of 100 Bishopsgate in London and same-property growth in our Core Office segment. Our Core Office portfolio generated 3% same-property growth, largely driven by leasing activity in Toronto.

Direct commercial property expense decreased by $42 million largely due to the deconsolidation of BSREP III investments and property dispositions since the prior period. Margins in 2020 were 65.8%, an increase of 1% over 2019.

Commercial property NOI decreased by $28 million to $924 million during the three months ended March 31, 2020, compared with $952 million during the same period in the prior year. The decrease was primarily driven by the reasons as mentioned above.

Hospitality revenue and direct hospitality expense

Hospitality revenue and expense for the three months ended,

($ Millions)
366
290
491
320
March 31, 2020
March 31, 2019
Revenue
Expense

        For the three months ended March 31, 2020, hospitality revenue decreased by $125 million compared to the same period in the prior year. This decrease was due to closures and cancellations related to COVID-19 during the current period, primarily at the Atlantis, the deconsolidation of BSREP III investments contributing nil in the current period compared to $36 million in the prior period and the negative impact of foreign currency translation.

        Direct hospitality expense decreased to $290 million for the three months ended March 31, 2020, compared to $320 million in the same period in the prior year primarily due to the reasons mentioned above. Margins were 20.8% for the three months ended March 31, 2020, representing a decrease of 14.0%.

For the three months ended March 31, 2020, hospitality NOI decreased by $95 million to $76 million compared to $171 million during the same period in the prior year. The decrease is due to the reasons mentioned above.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $22 million for the three months ended March 31, 2020 compared to the same period in the prior year. The increase is primarily due to increased investment and other revenue from Core Retail relating to dividend income from financial assets.

Investment and other expense for the three months ended March 31, 2020 decreased by $6 million to $4 million compared to $10 million during the same period in the prior year.

Interest expense
Interest expense decreased by $37 million for the three months ended March 31, 2020 as compared to the same period in the prior year. This decrease is due to the historically low interest rate environment on our variable debt obligations, disposition activity and lower average revolving corporate debt balances. These decreases are partially offset by interest expense from property acquisitions and corporate bond issuances.

General and administrative expense
General and administrative expense decreased by $27 million for the three months ended March 31, 2020 as compared to the same period in the prior year. These decreases were primarily attributable to lower transaction costs and management fees during the current period compared to prior year.

Fair value gains, net
        Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations. For the current period, as a result of the recent outbreak of COVID-19, we believe that there is increased uncertainty to input factors on our fair value of investment properties, including capitalization rates and discount rates, due to a lack of market transactions since early March 2020. For the majority of our current period valuations, we have made general assumptions to sensitize our cash flows based on our expected scenarios which are anticipated to occur over the near- and mid-term period. We have assessed each of our asset classes to determine the level of impact on cash flows after taking into account upcoming quarter rent collection rates, renewal percentages, and the credit quality of our tenant base. It is likely that there will be further cash flow and valuation metric changes in future periods as new information related to the pandemic are understood, including the continued impact on our tenants as well as the evolution of government restrictions and travel limitations.

Fair value losses, net for our Core Office segment were $14 million for the three months ended March 31, 2020.The current period was not materially impacted by COVID-19 as rent collections for the month of April are tracking near-normal and the long-term nature of our leases and credit quality of our tenants indicate the current assumptions in our cash flows are accurate based on known information. We will assess further the impact on cash flows as well as valuation inputs to our 10-year discounted cash flow models in the upcoming quarters as there is new information to consider.

Fair value gains, net for our Core Office segment of $227 million for the three months ended March 31, 2019. These gains primarily related to our New York portfolio to reflect market conditions, 100 Bishopsgate in London as the development nears substantial completion and in our Australia portfolio driven by strong market demand, especially in Melbourne.

Fair value losses, net for our Core Retail segment were $295 million for the three months ended March 31, 2020. The fair value losses, net from the Core Retail portfolio reflects updated cash flow assumptions on a sensitized basis which assumes there is a percentage of rent that we will not collect over a period of time due to the pandemic and the resulting store closures. We have left valuation metrics consistent with prior period as we believe we have reflected sufficient cash flow risk in the downward adjustments to near-term cash flows whereby changes to discount rates are not required at this time.

Fair value losses, net for our Core Retail segment were $9 million for the three months ended March 31, 2019.

Fair value gains, net for our LP Investments segment for the three months ended March 31, 2020 were $148 million primarily due to capitalization rate compression in South Korea and increased operating cash flows in certain office assets in India. Certain of our asset classes within our LP Investments were impacted more materially than others from the COVID-19 pandemic. We revisited cash flow assumptions for each of our assets and took into consideration the type of asset, the location, the credit-quality of our tenants, renewal rates, average lease term and restrictions that might be impacting our ability to collect rent. Based on this, we reflected some negative near-term cash flow assumptions into our valuation models. As of March 31, 2020, the most material adversely impacted investments include retail and certain of our office investments.

Fair value gains, net for our LP Investments segment for the three months ended March 31, 2019 were $180 million primarily due to gains in our student housing portfolio which resulted from capitalization rate compression.

We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to risk-free rates, changes to credit spreads as well as changes to property-level cash flows and any risk premium inherent in such cash flow changes. All of these considerations led us to conclude that the vast majority of discount rates and terminal cap rates for the current period should remain consistent with year-end rates. As we learn more about the mid- and longer-term impacts of the pandemic on our business we will update our valuation models accordingly.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the three months ended March 31, 2020, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Mar. 31, 2020
(US$ Millions)	Commercial properties	Commercial developments	Discount rate (“DR”)	Terminal capitalization rate (“TCR”)	Investment horizon (years)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Core Office
United States	$15,278	$601	7.0%	5.6%	12	$(339)	$(425)	$(764)
Canada	4,303	252	5.9%	5.2%	10	(84)	(124)	(208)
Australia	1,650	436	6.7%	5.9%	10	(36)	(58)	(94)
Europe	886	1,860	4.6%	4.1%	11	(55)	(102)	(157)
Brazil	278	—	7.9%	7.4%	10	(5)	(5)	(10)
Core Retail	21,352	—	6.8%	5.4%	10	(420)	(690)	(1,110)
LP Investments
LP Investments- Office	7,757	660	9.9%	7.3%	7	(106)	(248)	(354)
LP Investments- Retail	2,944	—	8.7%	7.0%	10	(104)	(67)	(171)
Mixed-use	2,669	—	7.4%	5.3%	10	(50)	(75)	(125)
Logistics(1)	82	42	5.8%	n/a	n/a	—	—	(3)
Multifamily(1)	2,771	—	5.0%	n/a	n/a	—	—	(125)
Triple Net Lease(1)	4,432	—	6.3%	n/a	n/a	—	—	(160)
Self-storage(1)	995	18	5.6%	n/a	n/a	—	—	(40)
Student Housing(1)	2,333	188	4.9%	n/a	n/a	—	—	(113)
Manufactured Housing(1)	2,499	—	5.5%	n/a	n/a	—	—	(109)
Investment property impact	$70,229	$4,057				$(1,199)	$(1,794)	$(3,543)
(1)  The valuation method used to value multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

        In addition, for the three months ended March 31, 2020, we recorded fair value losses, net of $149 million (2019 - fair value losses, net of $28 million), respectively, related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter primarily due to the decrease in market interest rates.

Share of net earnings from equity accounted investments
        Our most significant equity accounted investments are:
•In Core Office - Canary Wharf and Manhattan West.
•In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.
•In LP Investments - our interest in the retail fund in Brazil.

Our share of net losses from equity accounted investments for the three months ended March 31, 2020 was $36 million, which represents a decrease of $300 million compared to the prior year, primarily due to Core Retail fair value losses which reflect updated cash flow assumptions on a sensitized basis that assumes there is a percentage of rent that we will not collect over a period of time due to the pandemic and the resulting store closures. We have left valuation metrics consistent with prior period as we believe we have reflected sufficient cash flow risk in the downward adjustments to near-term cash flows whereby changes to discount rates are not required at this time. Additionally, incremental acquisitions of interests in 2019 included One and Two London Wall Place in London in Core Office, and Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth in New York in Core Retail, contributed to the decrease in share of net earnings from equity accounted investments as the results for these properties are now consolidated in the current year.
Income tax expense
        The increase in income tax expense for the three months ended March 31, 2020 compared to the prior year is primarily due to an increase of deferred tax liabilities relating to legislative changes.

Reconciliation of Non-IFRS measures
        As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

        The following table reconciles net income to NOI for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Commercial property revenue	$1,404	$1,474
Direct commercial property expense	(480)	(522)
Commercial property NOI	924	952
Hospitality revenue	366	491
Direct hospitality expense	(290)	(320)
Hospitality NOI	76	171
Total NOI	1,000	1,123
Investment and other revenue	130	108
Share of net earnings from equity accounted investments	(36)	264
Interest expense	(709)	(746)
Depreciation and amortization	(87)	(85)
General and administrative expense	(196)	(223)
Investment and other expense	(4)	(10)
Fair value gains (losses), net	(310)	370
(Loss) income before taxes	(212)	801
Income tax expense	(161)	(88)
Net (loss) income	$(373)	$713
Net income attributable to non-controlling interests	113	380
Net (loss) income attributable to Unitholders	$(486)	$333

        The following table reconciles net income to FFO and Company FFO for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Net (loss) income	$(373)	$713
Add (deduct):
Fair value (gains) losses, net	310	(370)
Share of equity accounted fair value (gains) losses, net	250	(27)
Depreciation and amortization of real estate assets	69	69
Income tax expense (benefit)	161	88
Non-controlling interests in above items	(143)	(215)
FFO	$274	$258
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	11	11
Transaction costs, net(1)	10	19
(Gains)/losses associated with non-investment properties, net(1)	3	(1)
Imputed interest(2)	8	14
BSREP III earnings(3)	3	6
Company FFO	$309	$307
(1)  Presented net of non-controlling interests.
(2) Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(3)  BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Investment properties
Commercial properties	$70,229	$71,565
Commercial developments	4,057	3,946
Equity accounted investments	20,082	20,764
Property, plant and equipment	6,973	7,278
Cash and cash equivalents	1,776	1,438
Assets held for sale	552	387
Total assets	110,061	111,643
Debt obligations	54,940	55,390
Liabilities associated with assets held for sale	194	140
Total equity	43,791	44,935
Equity attributable to Unitholders(1)	$27,096	$28,530
Equity per unit(2)	$28.58	$29.72
(1)  Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.
(2) Assumes conversion of mandatorily convertible preferred shares. See page 16 for additional information.

As of March 31, 2020, we had $110,061 million in total assets, compared with $111,643 million at December 31, 2019. This $1,582 million decrease was primarily due to valuation losses on our retail portfolios and impairment losses on hospitality portfolio and the negative impact of foreign currency translation due to the strength of the U.S. Dollar across all our major foreign currencies during the period.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $71,565 million at the end of 2019 to $70,229 million at March 31, 2020. The decrease was largely due to the negative impact of foreign currency translation due to the strength of the U.S. Dollar across all our major foreign currencies during the period based on closing spot rates. Additionally, we had valuation losses in our retail portfolio due to updated near-term cash flows assumptions relating to COVID-19. These decreases were partially offset by both the incremental capital spent to maintain or enhance properties and valuation gains within our Core Office and LP Investments portfolios.

        Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $4,057 million at March 31, 2020, an increase of $111 million from the balance at December 31, 2019. The increase is primarily due to incremental capital spend on our active developments partially offset by foreign currency translation and the completion of an office development in India.
The following table presents the changes in investment properties from December 31, 2019 to March 31, 2020:

	Mar. 31, 2020
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$71,565	$3,946
Acquisitions	38	92
Capital expenditures	283	278
Dispositions(1)	(25)	(21)
Fair value gains, net	(89)	88
Foreign currency translation	(1,560)	(235)
Transfer between commercial properties and commercial developments	91	(91)
Reclassifications to assets held for sale and other changes	(74)	—
Investment properties, end of period	$70,229	$4,057
(1)Property dispositions represent the carrying value on date of sale.

Equity accounted investments decreased by $682 million since December 31, 2019 primarily as a result of the negative impact of foreign currency translation due to the strength of the U.S. Dollar across all our major foreign currencies during the period and valuation losses within our Core Retail portfolio relating to COVID-19.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Mar. 31, 2020
Equity accounted investments, beginning of period	$20,764
Additions	89
Disposals and return of capital distributions	(54)
Share of net earnings from equity accounted investments	(36)
Distributions received	(105)
Foreign currency translation	(447)
Reclassification to assets held for sale	(7)
Other comprehensive income and other	(122)
Equity accounted investments, end of period	$20,082

Property, plant and equipment decreased by $305 million since December 31, 2019, primarily due to the negative impact of foreign currency translation, depreciation during the period and provisions for impairment for some hospitality assets relating to COVID-19. These decreases were offset by capital spend during the current year.

As of March 31, 2020, assets held for sale primarily included our equity accounted investment in the Diplomat Resort and Spa (“Diplomat”) in Florida, seven multifamily assets, four triple net lease assets and two office assets in our LP Investments segment, as we intend to sell controlling interests in these properties to third parties in the next 12 months market conditions permitting.

The following table presents changes in our assets held for sale from December 31, 2019 to March 31, 2020:

(US$ Millions)	Mar. 31, 2020
Balance, beginning of period	$387
Reclassification to/(from) assets held for sale, net	311
Disposals	(155)
Fair value adjustments	(1)
Other	10
Balance, end of period	$552

Our debt obligations decreased to $54,940 million at March 31, 2020 from $55,390 million at December 31, 2019. Contributing to this decrease was the paydown of the partnership’s credit facilities and the negative impact of foreign currency translation. These decreases were partially offset by the addition of property-specific borrowings and senior secured notes during the period.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Corporate borrowings	$2,113	$1,902
Funds subscription facilities	35	57
Non-recourse borrowings
Property-specific borrowings	46,739	47,465
Subsidiary borrowings	6,053	5,966
Total debt obligations	$54,940	$55,390
Current	9,185	8,825
Non-current	45,755	46,565
Total debt obligations	$54,940	$55,390

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Mar. 31, 2020	Dec. 31, 2019
Total equity	$43,791	$44,935
Less:
Interests of others in operating subsidiaries and properties	15,996	15,985
Preferred equity	699	420
Equity attributable to Unitholders	27,096	28,530
Mandatorily convertible preferred shares	1,656	1,650
Total equity attributable to Unitholders	28,752	30,180
Partnership units	935,993,479	945,413,656
Mandatorily convertible preferred shares	70,051,024	70,051,024
Total partnership units	1,006,044,503	1,015,464,680
Total equity attributable to Unitholders per unit	$28.58	$29.72

Equity attributable to Unitholders was $27,096 million at March 31, 2020, a decrease of $1,434 million from the balance at December 31, 2019. The decrease was primarily due to the negative impact of foreign currency translation and net loss during the period. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders decreased to $28.58 per unit at March 31, 2020 from $29.72 per unit at December 31, 2019.
Interests of others in operating subsidiaries and properties was $15,996 million at March 31, 2020, an increase of $11 million from the balance of $15,985 million at December 31, 2019.

	2020	2019				2018
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$1,900	$2,087	$2,017	$2,026	$2,073	$2,140	$1,828	$1,651
Direct operating costs(1)	770	783	776	785	842	837	793	716
Net (loss) income	(373)	1,551	870	23	713	858	722	1,051
Net (loss) income attributable to Unitholders	(486)	1,022	474	127	333	534	380	534
Net (loss) income per share attributable to Unitholders - basic	$(0.49)	$1.00	$0.46	$0.12	$0.32	$0.51	$0.44	$0.69
Net (loss) income per share attributable to Unitholders - diluted	$(0.49)	$1.00	$0.46	$0.12	$0.32	$0.51	$0.43	$0.68
(1)We adopted IFRS 16 in 2019 using the modified retrospective method. The comparative information for periods prior to 2019 has not been restated and is reported under the accounting standards effective for those periods.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Core Office	$121	$124
Core Retail	188	167
LP Investments	49	75
Corporate	(84)	(108)
FFO	$274	$258

The following table presents equity attributable to Unitholders by segment as of March 31, 2020 and December 31, 2019:

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Core Office	$13,651	$14,240
Core Retail	13,839	14,138
LP Investments	5,047	5,126
Corporate	(5,441)	(4,974)
Total	$27,096	$28,530

Core Office

Overview
        Our Core Office portfolio consists of interests in 136 high-quality office properties totaling over 93 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 12 million square feet of active office and multifamily developments and office redevelopments. We believe these assets have a stable cash flow profile due to long-term leases in place. The drivers of earnings growth in this business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that are expected to generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our development pipeline. However, we caution you that as a result of the COVID-19 pandemic and its impact on the global economy, we may be unable to achieve these returns in the near term.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
FFO	$121	$124
Net income attributable to Unitholders	66	350

FFO from our Core Office segment was $121 million for the three months ended March 31, 2020 as compared to $124 million in the same period in the prior year. This decrease is largely attributable to dispositions as mentioned in property transactions and the negative impact of foreign currency translation. These decreases are partially offset by NOI from the substantially completed 100 Bishopsgate in London, same-property growth, property transactions as well as higher development management and joint venture partner fees as development activity has increased and we have sold interests in assets to a number of joint venture partners.

Net income attributable to Unitholders decreased by $284 million to $66 million during the three months ended March 31, 2020 as compared to $350 million during the same period in 2019. The decrease is largely attributable to dispositions, the negative impact of foreign currency translation and mark-to-market adjustments of financial instruments. These decreases were partially offset by fair value gains on our development in Toronto.

Leasing Activity
        The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended March 31, 2020 and 2019:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2020	Mar. 31, 2019	Mar. 31, 2020	Mar. 31, 2019
Total portfolio:
NOI(1)	$287	$269	$93	$102
Number of properties	72	71	64	72
Leasable square feet (in thousands)	47,643	47,511	27,750	30,489
Occupancy	91.1%	92.4%	95.1%	94.6%
In-place net rents (per square foot)(2)(3)	$29.48	$29.43	$43.27	$45.39
Same-property:
NOI(1,3)	$267	$260	$95	$91
Number of properties	69	69	60	60
Leasable square feet (in thousands)	47,148	47,148	26,272	26,541
Occupancy	91.0%	92.5%	95.4%	94.6%
In-place net rents (per square foot)(2)(3)	$28.68	$28.04	$43.96	$43.05
(1)  NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.
(2)  Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.

(3)  Presented using normalized foreign exchange rates, using the March 31, 2020 exchange rate.

NOI from our consolidated properties increased to $287 million during the three months ended March 31, 2020 from $269 million in the same quarter in 2019. The increase was primarily due to incremental NOI in London from 100 Bishopsgate, which was substantially complete in 2019 and One and Two London Wall Place, which is now consolidated following the incremental interests acquired in 2019. Same-property NOI for our consolidated properties for the three months ended March 31, 2020 compared with the same period in the prior year increased by $7 million to $267 million. This increase was primarily the result of higher in-place net rents and lease commencements primarily in Toronto partially offset by dispositions and the negative impact of foreign currency translation.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased by $9 million to $93 million during the three months ended March 31, 2020, compared to $102 million during the period in the prior year. This decrease is primarily due to One and Two London Wall Place being consolidated as mentioned above, dispositions since the prior year and the negative impact of foreign currency translation. These decreases were partially offset by slightly higher same-property NOI.

        The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the three months ended March 31, 2020 and 2019:

	Total portfolio
(US$, except where noted)	Mar. 31, 2020	Mar. 31, 2019
Leasing activity (square feet in thousands)
New leases	770	631
Renewal leases	1,226	792
Total leasing activity	1,996	1,423
Average term (in years)	8.5	8.3
Year one leasing net rents (per square foot)(1)	$31.42	$36.41
Average leasing net rents (per square foot)(1)	32.29	40.10
Expiring net rents (per square foot)(1)	27.90	34.59
Estimated market net rents for similar space (per square foot)(1)	38.62	37.67
Tenant improvement and leasing costs (per square foot)	28.28	73.62
(1)  Presented using normalized foreign exchange rates, using the March 31, 2020 exchange rate.

For the three months ended March 31, 2020, we leased approximately 2.0 million square feet at average in-place net rents of $32.29 per square foot. Approximately 39% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 7% below market net rents as at March 31, 2020. For the three months ended March 31, 2020, tenant improvements and leasing costs related to leasing activity were $28.28 per square foot, compared to $73.62 per square foot in the prior year.
        We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Mar. 31, 2020			Dec. 31, 2019
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.0%	5.6%	12	7.0%	5.6%	12
Canada	5.9%	5.2%	10	5.9%	5.2%	10
Australia	6.7%	5.9%	10	6.8%	5.9%	10
Europe	4.6%	4.1%	11	4.6%	4.1%	11
Brazil	7.9%	7.4%	10	7.9%	7.4%	10
Unconsolidated properties
United States	6.8%	4.9%	11	6.8%	4.9%	11
Australia	7.1%	6.3%	10	6.5%	5.2%	10
Europe(1)	4.8%	5.0%	10	4.6%	5.0%	10
(1) Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
        The following table provides an overview of the financial position of our Core Office segment as at March 31, 2020 and December 31, 2019:

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Investment properties
Commercial properties	$22,395	$23,025
Commercial developments	3,149	3,058
Equity accounted investments	8,531	8,882
Accounts receivable and other	1,123	1,186
Cash and cash equivalents	680	607
Total assets	$35,878	$36,758
Debt obligations	13,525	13,856
Capital securities	956	922
Accounts payable and other liabilities	1,845	1,801
Deferred tax liability	973	1,013
Non-controlling interests of others in operating subsidiaries and properties	4,928	4,926
Equity attributable to Unitholders	$13,651	$14,240

Equity attributable to Unitholders decreased by $589 million to $13,651 million at March 31, 2020 from $14,240 million at December 31, 2019. The decrease relates to negative impact of foreign currency translation offset by net income earned.

Commercial properties totaled $22,395 million at March 31, 2020, compared to $23,025 million at December 31, 2019. The decrease was driven primarily by the negative impact of foreign currency translation based on spot rates partially offset by incremental capital spent to maintain or enhance properties.

Commercial developments increased by $91 million from December 31, 2019 to March 31, 2020. The increase was primarily due to incremental capital spend on our active developments and a gain recognized at Bay Adelaide North in Toronto.

        The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2019 to March 31, 2020:

(US$ Millions)	Mar. 31, 2020
Equity accounted investments, beginning of period	$8,882
Additions	50
Share of net income, including fair value gains	78
Distributions received	(63)
Foreign currency translation	(345)
Other comprehensive income and Other	(71)
Equity accounted investments, end of period	$8,531

Equity accounted investments decreased by $351 million since December 31, 2019 to $8,531 million at March 31, 2020. The decrease was driven by the negative impact of foreign currency translation partially offset by our share of income and contributions to our development assets held in joint ventures.

Debt obligations decreased from $13,856 million at December 31, 2019 to $13,525 million at March 31, 2020. This decrease is the result of the negative impact of foreign currency translation partially offset by refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Mar. 31, 2020	Dec. 31, 2019
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			956	922
Total capital securities			$956	$922
(1) BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $956 million of capital securities – fund subsidiaries outstanding at March 31, 2020 as compared to $922 million at December 31, 2019. Capital securities – fund subsidiaries includes $894 million (December 31, 2019 - $859 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $62 million at March 31, 2020 (December 31, 2019 - $62 million) which represents the equity interests held by the partnership’s co-investor in Brookfield D.C. Office Partners LLC ("D.C. Fund"), which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of March 31, 2020:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q4 2020	87%		£845		£792		£491		£491
One Manhattan West, Midtown New York(2)	2,081	853	Q4 2020	94%		$795		$697		$554		$455
Manhattan West Retail, Midtown New York(2)	70	39	Q1 2021	50%		$117		$84		$64		$12
Wood Wharf, Office, London(2)	423	211	Q1 2022	44%		£125		£48		£93		£11
ICD Brookfield Place, Dubai(2)	1,091	545	Q1 2022	23%	AED	1,487	AED	1,344	AED	908	AED	823
Bay Adelaide North, Toronto	820	820	Q3 2023	86%	C$	498	C$	149	C$	350	C$	—
Two Manhattan West, Midtown New York(2)	1,955	1,095	Q4 2023	25%		$1,329		$418		$812		$184
Office Redevelopment:
388 George Street, Sydney	441	221	Q3 2021	53%	A$	185	A$	88	A$	167	A$	67
1100 Avenue of the Americas, Midtown New York	376	136	Q2 2022	95%		$113		$45		$—		$—
Multifamily:
Wood Wharf - 10 Park Drive, London(2)(3)	269	135	Q4 2020	n/a		£102		£95		£80		£58
Southbank Place(2)(3)	541	135	Q4 2020	n/a		£168		£152		£95		£80
Two Blue Slip, New York(2)	348	331	Q1 2021	n/a		$347		$292		$206		$120
Newfoundland, London(2)	545	273	Q3 2021	n/a		£249		£242		£174		£130
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q3 2021	n/a		£221		£181		£135		£32
Wood Wharf - 8 Water Street, London(2)	131	66	Q4 2021	n/a		£46		£38		£30		£17
Halley Rise, Phase I, Washington D.C.(4)	359	359	Q1 2023	n/a		$157		$38		$—		$—
755 Figueroa, Los Angeles(2)	791	374	Q2 2024	n/a		$257		$39		$166		$5
Hotel:
Pendry Manhattan West, Midtown New York(2)	184	103	Q2 2023	—%		$157		$89		$62		$16
Total	11,793	6,849
(1) Net of NOI earned during stabilization.
(2) Presented on a proportionate basis at our ownership interest in each of these developments.
(3)  Represents condominium/market sale developments.
(4)  Includes retail square feet that is 94% leased to Wegmans Food Market and other retailers.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of New York, Toronto and London and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at an average 61% pre-leased and prior to COVID-19 were generally tracking on time and budget. The impact of the pandemic and associated restrictions that have been put in place by local governments may cause delays in construction and may impact our ability to progress pre-leasing efforts.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Commercial property revenue	$484	$471
Hospitality revenue(1)	7	2
Direct commercial property expense	(199)	(202)
Direct hospitality expense(1)	(5)	(2)
Total NOI	$287	$269
(1) Hospitality revenue and direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Same-property NOI	$267	$260
Currency variance	—	4
NOI related to acquisitions and dispositions	20	5
Total NOI	287	269
Investment and other revenue	39	40
Interest expense	(156)	(148)
Depreciation and amortization on real estate assets	(3)	(4)
Investment and other expense	(4)	—
General and administrative expense	(65)	(52)
Fair value (losses) gains, net	(14)	227
Share of net earnings from equity accounted investments	78	164
Income before taxes	162	496
Income tax (expense)	(22)	(42)
Net income	140	454
Net income attributable to non-controlling interests	74	104
Net income attributable to Unitholders	$66	$350

        The following table reconciles Core Office net income to FFO for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Net income	$140	$454
Add (deduct):
Fair value losses (gains), net	14	(227)
Share of equity accounted fair value losses (gains), net	(12)	(102)
Depreciation and amortization of real estate assets	1	1
Income tax expense	22	42
Non-controlling interests in above items	(44)	(44)
FFO	$121	$124

        The following table reconciles Core Office share of net earnings from equity accounted investments for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Unconsolidated properties NOI	$93	$102
Unconsolidated properties fair value gains, net	12	102
Other expenses	(27)	(40)
Share of net earnings from equity accounted investments	$78	$164

Core Retail

Overview
Our Core Retail segment consists of 122 best-in-class retail properties containing approximately 120 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. The drivers of these targets in the business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that are expected to generate same-property NOI growth. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our redevelopment pipeline, which will also drive NOI growth. NOI growth has been partially offset by the impact of tenant bankruptcies over the last 12 to 18 months of which approximately 60% of that space is already re-occupied by new tenants, and we expect to lease more by year-end. However, we caution you that as a result of the COVID-19 pandemic and its impact on the global economy, we may be unable to achieve earnings growth in the near term.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
FFO	$188	$167
Net (loss) income attributable to Unitholders	(298)	105

For the three months ended March 31, 2020, FFO earned in our Core Retail segment was $188 million compared to $167 million for the same period in the prior year. FFO increased due to the incremental acquisitions of interests in 2019 of Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth in New York as the results for these properties are now consolidated in the current year.
Net income attributable to Unitholders decreased by $403 million to $(298) million for the three months ended March 31, 2020 as compared to $105 million during the same period in the prior year. The decrease in net income attributable to Unitholders is primarily attributable to valuation losses in our Core Retail portfolio that reflects updated cash flow assumptions on a sensitized basis which assumes there is a percentage of rent that we will not collect over a period of time due to the pandemic and the resulting store closures. We have left valuation metrics consistent with prior period as we believe we have reflected sufficient cash flow risk in the downward adjustments to near-term cash flows whereby changes to discount rates are not required at this time.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended March 31, 2020 and 2019:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2020	Mar. 31, 2019	Mar. 31, 2020	Mar. 31, 2019
Total portfolio:
NOI	$265	$243	$205	$235
Number of malls and urban retail properties	62	57	60	66
Leasable square feet (in thousands)	54,764	50,153	65,176	71,075
Same-property:
Number of malls and urban retail properties	57	57	59	59
Leasable square feet- mall and freestanding (in thousands)	23,162	23,163	30,265	30,165
Leased %(1)	94.1%	94.7%	96.0%	96.0%
Occupancy %(1)	93.4%	93.5%	95.1%	94.9%
Permanent Occupancy %(1)	88.5%	89.7%	91.6%	92.1%
Sales per square foot (<10K square feet) (in whole dollars)(1)	$566	$519	$695	$664
(1)  Presented on a same-property basis.

NOI from our consolidated properties increased to $265 million during the three months ended March 31, 2020 from $243 million in the same quarter in 2019 primarily due to the incremental acquisitions mentioned above.

NOI from our unconsolidated properties decreased to $205 million during the three months ended March 31, 2020 from $235 million in the same quarter in 2019 primarily due incremental acquisitions mentioned above as they were unconsolidated in the prior period.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$, except where noted)	Mar. 31, 2020	Mar. 31, 2019
Number of leases	1,200	1,105
Leasing activity (square feet in thousands)	4,399	4,488
Average term in years	7.0	7.5
Initial rent per square foot(1)	$50.20	$61.55
Expiring rent per square foot(2)	46.33	57.45
Initial rent spread per square foot	3.87	4.10
% change	8.4%	7.1%
Tenant allowances and leasing costs (US$ in millions)	$29	$46
(1)  Represents initial rent over the term consisting of base minimum rent and common area costs.
(2)  Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through March 31, 2020, we leased approximately 4.4 million square feet at initial rents approximately 8.4% higher than expiring net rents on a suite-to-suite basis.

        Our Core Retail portfolio same-property occupancy rate at March 31, 2020 was 93.4% and 95.1%, for consolidated and unconsolidated properties, respectively, relatively flat with the same period of the prior year. In our Core Retail segment, we use same-property sales per square foot a measure of leasing performance. Same-property sales per square foot (in whole dollars) increased to $566 and $695 for consolidated and unconsolidated properties, respectively at March 31, 2020 from $519 and $664 at March 31, 2019.

Valuation Metrics
        The key valuation metrics of the properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate, terminal capitalization rate, and timing or variability of cash flows.

	Mar. 31, 2020			Dec. 31, 2019
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.8%	5.4%	10	6.7%	5.4%	10
Unconsolidated properties
United States	6.3%	4.9%	10	6.3%	4.9%	10

Financial Position

The following table presents an overview of the financial position of our Core Retail segment as at March 31, 2020 and December 31, 2019:

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Investment properties
Commercial properties	$21,352	$21,561
Commercial developments	—	—
Equity accounted investments	10,370	10,555
Accounts receivable and other	519	609
Cash and cash equivalents	224	196
Total assets	32,465	32,921
Debt obligations	16,103	16,107
Accounts payable and other liabilities	737	821
Deferred tax liability	55	68
Non-controlling interest	1,731	1,787
Equity attributable to Unitholders	$13,839	$14,138

Equity attributable to Unitholders in the Core Retail segment decreased by $299 million at March 31, 2020 from December 31, 2019 primarily due to distribution of income during the period.

        The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended March 31, 2020:

(US$ Millions)	Mar. 31, 2020
Equity accounted investments, beginning of year	$10,555
Additions	4
Disposals and return of capital	(4)
Share of net earnings from equity accounted investments	(141)
Distributions	(44)
Equity accounted investments, end of year	$10,370

Equity accounted investments decreased by $185 million to $10,370 million, primarily due to valuation losses mentioned above partially offset by share of net earnings from BPYU’s property-level joint ventures.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Commercial property revenue	$371	$340
Direct commercial property expense	(106)	(97)
Total NOI	$265	$243
The following table reconciles Core Retail net income to net income attributable to Unitholders for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Total NOI	$265	$243
Investment and other revenue	73	39
Interest expense	(174)	(151)
Depreciation and amortization on real estate assets	(7)	(6)
Investment and other expense	—	—
General and administrative expense	(66)	(70)
Fair value (losses), net	(295)	(9)
Share of net (losses) earnings from equity accounted investments	(141)	87
(Loss) income before taxes	(345)	133
Income tax benefit (expense)	14	(9)
Net (loss) income	$(331)	$124
Net (loss) income attributable to non-controlling interests	(33)	19
Net (loss) income attributable to Unitholders	$(298)	$105

        The following table reconciles Core Retail net income to FFO for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Net (loss) income	$(331)	$124
Add (deduct):
Share of equity accounted fair value (gains), net	259	50
Fair value losses, net	295	9
Income tax (benefit) expense	(14)	9
Non-controlling interests in above items	(21)	(25)
FFO	$188	$167

        The following table reconciles Core Retail share of net earnings from equity accounted investments for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Unconsolidated properties NOI	$205	$235
Unconsolidated properties fair value (losses) gains, net and income tax expense	(259)	(50)
Other expenses	(87)	(98)
Share of net earnings from equity accounted investments	$(141)	$87

LP Investments

Overview
        Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. We caution you that in light of the COVID-19 pandemic and its impact on the global economy and stock markets worldwide, we may be unable to achieve these returns in the near term.
        The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:
•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 8th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 5th year and is fully invested.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; the fund is in its 3rd year.

•A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

        While our economic interest in these funds are less than 50% in each case, we generally consolidate the portfolios held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
        Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

        The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Return of invested capital	$14	$27
Distribution of earnings and gains on invested capital	49	352
Total LP Investments distributions	$63	$379
Less: Incentive fees	$(7)	$(71)
Total LP Investments distributions, net	$56	$308

        During the three months ended March 31, 2020, distribution of earnings and gains on invested capital primarily related to realized gains on the disposition of multifamily assets in our second value-add multifamily fund and an office asset in BSREP II and distributions of income from our hotel and multifamily assets. Total LP Investments distributions for the three months ended March 31, 2020 were net of incentive fees primarily from the dispositions mentioned above. Distribution of earnings and gains on invested capital in the prior period are primarily due to distributions of income from our office assets in India and Brazil as well as Center Parcs in the United Kingdom, as well as the realization gains on the disposition of multifamily assets in our second value-add multifamily fund.

The following table presents FFO and net income attributable to Unitholders in our LP Investments segment for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
FFO	49	75
Net (loss) income attributable to Unitholders	(24)	15

        FFO decreased by $26 million for the three months ended March 31, 2020 primarily due to lower NOI from our hospitality properties, primarily the Atlantis and Center Parcs, due to COVID-19 related cancellations and closures. Additionally, property dispositions since the prior year and the negative impact of foreign currency translation contributed to the decrease. These decreases were partially offset by lower interest and general and administrative expenses than prior period relating to the deconsolidation of the BSREP III investments.

        Net income attributable to Unitholders decreased for the three months ended March 31, 2020 by $39 million driven by fair value losses in our LP Investments retail portfolio from updated near-term cash flow assumptions on a sensitized basis which assumes there is a percentage of rent that we will not collect over a period of time due to the pandemic and the resulting store closures. We revisited cash flow assumptions for each of our assets and took into consideration the type of asset, the location, the credit-quality of our tenants, renewal rates, average lease term and restrictions that might be impacting our ability to collect rent. These decreases were partially offset by current year fair value gains in our mixed-use and manufactured housing portfolios. It is likely that there will be further cash flow and valuation metric changes in future periods in our asset classes as new information related to the pandemic are understood, including the continued impact on our tenants.

Financial Position
The following table presents an overview of the financial position of our LP Investments segment as at March 31, 2020 and December 31, 2019:

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Investment properties	$27,390	$27,867
Property, plant and equipment	6,735	7,028
Equity accounted investments	1,181	1,327
Accounts receivable and other	4,753	4,634
Cash and cash equivalents	849	595
Assets held for sale	552	387
Total assets	$41,460	$41,838
Debt obligations	23,199	23,525
Capital securities	431	431
Accounts payable and other liabilities	3,269	3,361
Liabilities associated with assets held for sale	194	140
Non-controlling interests of others in operating subsidiaries and properties	9,320	9,255
Equity attributable to Unitholders	$5,047	$5,126

The decrease in investment properties is primarily the result of the negative impact of foreign currency translation and fair value losses in our retail portfolio, partially offset by capital spend and valuation gains from certain asset classes not yet impacted by COVID-19, including our mixed-use and manufactured housing portfolios.

The decrease in property, plant and equipment is the result of the negative impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom. These decreases were offset by capital spend during the current year.

Equity accounted investments decreased during the three months ended March 31, 2020 primarily due to the negative impact of foreign currency translation during the period and distributions of income and return of capital. These decreases were partially offset by net income from these investments.

Assets held for sale and related liabilities as of March 31, 2020 includes our equity accounted investment in the Diplomat in Florida, seven multifamily assets, four triple net lease assets and two office assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months market conditions permitting.

Debt obligations decreased primarily due to the negative impact of foreign currency translations partially offset by upfinancing of property level-debt on triple net lease portfolio.

Reconciliation of Non-IFRS Measures - LP Investments
        The following table reconciles LP Investments NOI to net income for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Commercial property revenue	$549	$663
Hospitality revenue	359	489
Direct commercial property expense	(175)	(223)
Direct hospitality expense	(285)	(318)
Total NOI	448	611
Investment and other revenue	16	26
Interest expense	(319)	(381)
General and administrative expense	(39)	(56)
Investment and other expense	—	(10)
Depreciation and amortization	(77)	(75)
Fair value (losses) gains, net	148	180
Share of net earnings from equity accounted investments	27	13
Income before taxes	204	308
Income tax expense	(156)	(36)
Net income	48	272
Net income attributable to non-controlling interests	72	257
Net (loss) income attributable to Unitholders	$(24)	$15

The following table reconciles LP Investments net income to FFO for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Net income	$48	$272
Add (deduct):
Fair value gains, net	(148)	(180)
Share of equity accounted fair value losses (gains), net	3	24
Depreciation and amortization of real estate assets	68	69
Income tax expense	156	36
Non-controlling interests in above items	(78)	(146)
FFO	$49	$75

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
FFO	$(84)	$(108)
Net income (loss) attributable to Unitholders	(230)	(137)

FFO was a loss of $84 million (2019 - loss of $108 million) for the three months ended March 31, 2020. Corporate FFO generally includes interest expense and general and administrative expense.

Interest expense contributed to this loss for the three months ended March 31, 2020, interest expense totaled $60 million (2019 - $66 million), which reflects $36 million (2019 - $43 million) of interest expense paid on capital securities and $24 million (2019 - $23 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense, which, for the three months ended March 31, 2020 general and administrative expense was $26 million (2019 - $45 million) and consists of $14 million (2019 - $24 million) of asset management fees, equity enhancement fees of nil (2019 - $4 million) and $12 million (2019 - $17 million) of other corporate costs.

For the three months ended March 31, 2020, we also recorded an income tax expense $3 million (2019 - income tax expense of $1 million), allocated to the corporate segment related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries.

Financial Position
The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Accounts receivable and other	$235	$86
Cash and cash equivalents	23	40
Total assets	258	126
Debt obligations	2,113	1,902
Capital securities	1,725	1,722
Deferred tax liabilities	66	101
Accounts payable and other liabilities	1,079	938
Preferred equity	699	420
Non-controlling interests	17	17
Equity attributable to Unitholders	$(5,441)	$(4,974)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in equity attributable to Unitholders is primarily due to the current period net loss and the use of proceeds from issuance of corporate bonds and preferred equity to invest in our operating segments.

         During the first quarter of 2019, we issued $178 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at a coupon rate of 6.5% per annum, payable quarterly in arrears.

        During the third quarter of 2019, we issued $242 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at a coupon rate of 6.375% per annum, payable quarterly in arrears.

During the first quarter of 2020, we issued $279 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at a coupon rate of 5.75% per annum, payable quarterly in arrears.

In addition, as at March 31, 2020, we had $15 million (December 31, 2019 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

        The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2020	Dec. 31, 2019
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$577	$574
Series 2	24,000,000	6.50%	548	546
Series 3	24,000,000	6.75%	532	530
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	23
Class A Series 2	699,165	5.75%	12	13
Class A Series 3	909,814	5.00%	16	18
Class A Series 4	940,486	5.20%	17	18
Total capital securities - corporate			$1,725	$1,722

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net income to net income attributable to Unitholders for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Net income (loss)	$(230)	$(137)
Net income attributable to non-controlling interests	—	—
Net income (loss) attributable to Unitholders	$(230)	$(137)

The following table reconciles Corporate net income to FFO for the three months ended March 31, 2020 and 2019:

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Net income (loss)	$(230)	$(137)
Add (deduct):
Fair value (gains) losses, net	149	28
Income tax expense	(3)	1
Non-controlling interests in above items	—	—
FFO	$(84)	$(108)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at March 31, 2020, capital totaled $102 billion (December 31, 2019 - $103 billion).
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.
We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.
The future impact of COVID-19 on our level of liquidity is uncertain at this time. Measures undertaken by governments and companies around the world in our principal markets have resulted in the temporary closure of many of our operating assets. The duration of such measures may impact our ability to collect rental income, particularly in our retail assets, and to generate hospitality revenue. The longer-term impact of the pandemic and resulting economic downturn could reduce demand for office, retail and logistics space, reduce demand for market-rate multifamily rentals and hospitality bookings.

Consequently, we are reviewing, and where appropriate adjusting, our current capital expenditure and financing assumptions on existing and future projects to reflect any potential shorter- and longer-term impact of the pandemic. Adjustments may include, but are not limited to, additional draws on existing development facilities, pursuing additional development facilities on certain projects, extension of payment terms to suppliers, and temporary cessation of additional construction work (and related incurrence of expenditures).

We are also reviewing contractual arrangements with our tenants to assess the rights and responsibilities of the partnership and our tenants in response to the impact of the measures undertaken by governments and/or tenants. Potential responses may include, but are not limited to, payment holidays / extension of payment terms from tenants, adjustments to the duration of leases, and renegotiation of lease terms.

We expect to be able to refinance the majority of debt obligations maturing in the near term or to exercise contractual extension options thereon. In certain instances, particularly where a property has been required to close temporarily, we plan to seek certain modifications to mortgages, including lease restructuring approvals and technical default waivers, and potentially interest deferrals on many loans until the property has reopened. Certain development assets with construction facilities in place will require development waivers subject to a protracted work stoppage.

In addition, certain debt obligations are subject to financial covenants. As a result, in the shorter-term, the COVID-19 pandemic may negatively impact our ability to meet such covenants. We are reviewing the financial covenants of each debt instrument and, where applicable, working with our lenders to address debt instruments which may potentially approach or breach covenant limits. Such adjustments may include, but are not limited to, adjustment to the covenant limits, interest payment holidays, and temporary suspension of covenant testing.

In order to maintain financial flexibility, we maintain capacity under credit facilities at BPY and certain subsidiaries. As at March 31, 2020, the available liquidity under such credit facility was $2,031 million. We believe we will be able to continue to borrow funds on these facilities from our lenders when and as required.

Our principal liquidity needs for the current year and for periods beyond include:
•Recurring expenses;
•Debt service requirements;
•Distributions to Unitholders;
•Capital expenditures deemed mandatory, including tenant improvements;
•Development costs not covered under construction loans;
•Unfunded committed capital to funds;
•Investing activities which could include:
◦Discretionary capital expenditures;
◦Property acquisitions;
◦Future developments; and
◦Repurchase of our units.
We plan to meet these liquidity needs by accessing our group-wide liquidity of $7,159 million at March 31, 2020 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Proportionate cash retained at subsidiaries	$1,781	$1,587
Proportionate availability under subsidiary credit facilities	3,682	4,058
Proportionate availability under construction facilities	1,696	1,236
Group-wide liquidity(1)	$7,159	$6,881
(1) This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Mar. 31, 2020
Remainder of 2020	$4,965
2021	8,784
2022	3,821
2023	3,745
2024	7,531
2025 and thereafter	12,140
Deferred financing costs	(346)
Secured debt obligations	$40,640
Debt to capital ratio	54.7%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2020-2021. Currently, our debt to capital ratio is 54.7%. We expect to be able to decrease our debt to capital ratios from these levels through the repayment of capital securities, credit facilities and debt related to the acquisition of a further interest in our retail assets with cash flow generated in the business and raised from asset sales. In addition, we expect to improve other credit metrics through the benefit of additional earnings from the completion and stabilization of our active development pipeline. The timing of achieving these expectations may be delayed due to the impact of COVID-19.

        Our partnership’s operating subsidiaries are subject to limited financial covenants in respect of their corporate debt and are in compliance with all material covenants at March 31, 2020. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

        For the three month periods ended March 31, 2020 and 2019, the partnership made distributions to Unitholders of $311 million (2019 - $320 million). This compares to cash flow from operating activities of $373 million and $1,478 million for each period. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to Unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to Unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to Unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.
RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. In particular, in the near term, we expect to be impacted by the ongoing and developing COVID-19 pandemic, which has interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor markets.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. As noted above, economic conditions have been impacted substantially by the COVID-19 pandemic. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. These risks may be exacerbated by the ongoing and developing COVID-19 pandemic. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

As owners of office and retail properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

        For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2019 annual report on Form 20-F.

Public Health Risk
Our business could be materially adversely affected by the effects of the COVID-19 pandemic and the future outbreak of other highly infectious or contagious diseases. As a result of the rapid spread of COVID-19, many companies and various governments have imposed restrictions on business activity and travel which may continue and could expand. Business has slowed around the globe including in our hospitality, retail, student housing, triple-net lease, mixed-use and office businesses, and there can be no assurance that strategies to address potential disruptions in operations will mitigate the adverse impacts related to the outbreak. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of this coronavirus outbreak, including any responses to it, will be on the global economy, our company and our businesses or for how long disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and cannot be predicted, including new information which may emerge concerning the severity of this coronavirus and actions taken to contain the COVID-19 or its impact, among others. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.

We operate in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our business may include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
•a slowdown in business activity may severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.

If these and potential other disruptions caused by COVID-19 continue, our business could be materially adversely affected.

Credit Risk
        Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. The recent COVID-19 outbreak has increased the risk in the near-term of our tenants’ ability to fulfill lease commitments, which has been materially impacted by retail store closures, quarantines and stay-at-home orders. Many of our tenants could declare bankruptcy or become insolvent and cease business operations as a result of prolonged mitigation efforts. Our retail, student housing and triple-net lease assets are experiencing the most immediate impact. Our office asset tenants, while facing hardships from stay-at-home orders, do not presently have as acute difficulty in fulfilling lease commitments in near-term, they could face increased difficulty if prolonged mitigation efforts material impact their business.

In March 2020, the Federal Reserve cut its benchmark target interest rate by 1.0%, which should indicate a decrease in discount and cap rates. Conversely, spreads on the debt markets increased over the quarter which should have an opposite effect. Since the debt markets have a correlation but not a direct effect on equity rates, the best estimate at this point is that these events had an offsetting effect. We have not materially adjusted our discount rates and believe we had adequate risk built into our long-term cash flows at this time.

Government and government agencies comprise 7.7% of our Core Office segment tenant base and, as at March 31, 2020, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at March 31, 2020:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	7.7%
Morgan Stanley	NY/London	A-	2.7%
Barclays	London/Toronto/Calgary	BBB-	2.1%
CIBC World Markets(3)	Calgary/NY/Toronto	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
EY	Various	Not Rated	1.4%
Royal Bank of Canada	Various	AA	1.3%
Total			23.3%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Prior to considering the partnership’s interest in partially-owned properties.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at March 31, 2020. The largest ten tenants in our portfolio accounted for approximately 21.1% of minimum rents, tenant recoveries and other.

Tenant	Primary Brands	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.7%
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	2.9%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.2%
Forever 21 Retail, Inc.	Forever 21	1.9%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
American Eagle Outfitters, Inc.	American Eagle Outfitters, Aerie	1.6%
Ascena Retail Group	Ann Taylor, Loft, Justice, Lane Bryant	1.5%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.4%
Express, Inc.	Express, Express Men, Express Factory	1.4%
Total		21.1%
(1)  Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
        Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. Due to COVID-19, we may experience an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such leases will be executed could be impacted. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 7.9% of our Core Office and Core Retail leases mature annually up to 2024. Our Core Office and Core Retail leases has a weighted average remaining lease life of approximately 7.3 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Core Office and Core Retail portfolios at March 31, 2020, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2020	2021	2022	2023	2024	2025	2026	2027 and beyond	Total
Core Office	5,826	1,731	4,576	4,158	4,012	4,601	4,676	4,191	43,465	77,236
Total % expiring	7.5%	2.2%	5.9%	5.4%	5.2%	6.0%	6.1%	5.4%	56.3%	100.0%
Core Retail(1)	2,661	3,917	6,030	6,368	5,287	6,068	5,306	3,998	14,010	53,645
Total % expiring	4.8%	7.3%	11.2%	11.9%	9.9%	11.3%	9.9%	7.5%	26.2%	100.0%
(1)Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
        We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid and may be even more illiquid in the context of an economic downturn that may result from the COVID-19 pandemic. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. This risk may be increased as a result of disrupted market conditions resulting from the COVID-19 pandemic. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 43 % of our outstanding debt obligations at March 31, 2020 are floating rate debt compared to 45% at December 31, 2019. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $238 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $7 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At March 31, 2020, our consolidated debt to capitalization was 54% (December 31, 2019 – 54%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the three months ended March 31, 2020, approximately 31% of our assets and 28% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

The COVID-19 pandemic has impacted business across the globe and we are monitoring its impact on our business. While it is difficult to predict how significant the impact of COVID-19 will be, our business is highly resilient in some of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2019. Please refer to Note 35, Financial Instruments in our December 31, 2019 annual report on Form 20-F for a detailed description of our financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides our outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2020 and December 31, 2019:

(US$ Millions)	Hedging item(1)	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2020	Interest rate caps of US$ LIBOR debt	$7,803	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,719	1.4% - 2.7%	Oct. 2020 - Feb. 2024	(124)
	Interest rate caps of £ LIBOR debt	2,901	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	65	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	110	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	171	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	356	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(7)
	Cross currency swaps of C$ LIBOR Debt	800	4.1% - 5.0%	Oct. 2021 - Jul. 2023	(59)
Dec. 31, 2019	Interest rate caps of US$ LIBOR debt	$7,774	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,877	1.4% - 2.7%	Feb. 2020 - Feb. 2024	(57)
	Interest rate caps of £ LIBOR debt	3,096	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	109	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	184	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.3% - 5.0%	Oct. 2021 - Mar. 2024	(95)
(1)As of March 31, 2020, included in derivative liabilities is $19 million of fair value loss relating to settled interest rate swaps that are being amortized over the term of the associated debt.

        For the three months ended March 31, 2020, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was nil (2019 - $2 million).

Foreign Currency Hedging
The following table provides our outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of March 31, 2020 and December 31, 2019:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Mar. 31, 2020	Net investment hedges		€191	€0.85/$ - €1.15/$	Jun. 2020 - Sep. 2021	$6
	Net investment hedges		£983	£0.75/$ - £1.32/$	Apr. 2020 - Mar. 2022	174
	Net investment hedges	A$	132	A$0.66/$ - A$0.69/$	Sep. 2020 - Jun. 2021	(7)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	2
	Net investment hedges	C$	167	C$1.31/$ - C$1.46/$	Jun. 2020 - Sep. 2021	6
	Net investment hedges	R$	—	R$4.16/$ - R$5.03/$	Apr. 2020 - Jun. 2020	66
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,217.90/$	Jun. 2020 - Mar. 2021	14
	Net investment hedges	Rs	—	Rs72.01/$ - Rs73.01/$	Apr. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.89/€ - £0.93/€	Apr. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	1,100	C$1.20/$ - C$1.34/$	Jul. 2023 - Jan. 2027	(55)
Dec. 31, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	$7
	Net investment hedges		£2,444	£0.74/$ - £0.85/$	Jan. 2020 - Sep. 2021	(247)
	Net investment hedges	A$	238	A$1.38/$ - A$1.48/$	Mar. 2020 - Mar. 2021	(5)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	0
	Net investment hedges	C$	355	C$1.31/$ - C$1.33/$	Jun. 2020 - Sep. 2021	—
	Net investment hedges	R$	1,582	R$4.16/$ - R$4.16/$	Jun. 2020 - Jun. 2020	(10)
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,174.30/$	Mar. 2020 - Mar. 2021	(7)
	Net investment hedges	Rs	—	Rs71.78/$ - Rs73.01/$	Mar. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(8)

        For the three months ended March 31, 2020 and 2019, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

        The following table presents details of our derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of March 31, 2020 and December 31, 2019:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2020	Interest rate caps	$7,112	3.0% - 5.0%	Apr. 2020 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Jun. 2020 - Sep. 2031	(313)
	Interest rate swaps of US$ debt	2,001	1.8% - 4.6%	Nov. 2020 - Sep. 2023	(43)
	Interest rate swaptions	800	2.0%	Oct. 2030 - Mar. 2031	2
Dec. 31, 2019	Interest rate caps	$5,663	2.5% - 5.0%	Mar. 2020 - Nov. 2021	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	1.1% - 6.4%	Jun. 2020 - Sep. 2031	(149)
	Interest rate swaps of US$ debt	2,003	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(14)

        For the three months ended March 31, 2020, the partnership recognized fair value losses, net of approximately $52 million (2019 - losses $30 million), related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

RELATED PARTIES
        In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

        We have a management agreement with our service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, we pay a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

        The base management fee for the three months ended March 31, 2020 was $14 million (2019 - $24 million). The equity enhancement distribution was nil (2019 - $4 million).

In connection with the issuance of preferred equity units of the operating partnership (“Preferred Equity Units”) to a third party in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from such investor for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2020	Dec. 31, 2019
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(80)	(81)
Loans and notes receivable	106	102
Receivables and other assets	16	17
Loans and notes payable and other liabilities	(214)	(196)
Preferred shares held by Brookfield Asset Management	(15)	(15)

	Three months ended Mar. 31,
(US$ Millions)	2020	2019
Transactions with related parties:
Commercial property revenue(1)	$7	$13
Management fee income	10	1
Participating loan interests (including fair value gains, net)	—	9
Interest expense on debt obligations	7	17
Interest on capital securities held by Brookfield Asset Management	—	7
General and administrative expense(2)	38	50
Construction costs(3)	118	202
Incentive fees	6	—
(1) Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2) Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private fund investments, and administrative services.
(3) Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Prior to the end of the first quarter, the COVID-19 pandemic prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closure have created significant estimation uncertainty in the determination of the fair value of investment properties as of March 31, 2020. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the partnership has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty there is a risk that the assumptions used to determine fair value as of March 31, 2020 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2019 consolidated financial statements and Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. However, our future results may be impacted by risks associated with the global pandemic caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns. In addition, we expect to face a meaningful amount of lease rollover in 2020 and 2021, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity continues to be high and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

We continue to make progress on our development pipeline, using our expertise to not only build new Class A core assets but also to reposition and redevelop existing assets in our various other sectors, particularly in retail and hospitality, where we believe we can add value and drive higher returns.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the three months ended March 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.

Corporate Information

CORPORATE PROFILE
        Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio of premier office and retail assets, as well as multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto Stock Exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:   P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:   (416) 682-3860; (800) 387-0825
Fax:   (888) 249-6189
E-mail:   inquiries@astfinancial.com
Web site:  www.astfinancial.com/ca

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.